Form of Proxy - Annual General and Special Meeting to be held on May 23, 2024 01ZIPA This Form of Proxy is solicited by and on behalf of the management of Alamos Gold Inc. (“Management”). Fold Fold To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 4:00 pm (Toronto Time) on May 21, 2024. CONTROL NUMBER If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

Appointment of Proxyholder

I/We, being holder(s) of Alamos Gold Inc. hereby appoint:
Paul J. Murphy, Chair, or failing him, John A. McCluskey, President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management nominees listed herein.

Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/alamosgold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of Alamos Gold Inc. (the "**Company**") to be held online at https://web.lumiconnect.com/425475736 on Thursday, May 23, 2024 at 4:00 pm (Toronto Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Elaine Ellingham	☐	☐	02 David Fleck	☐	☐	03. David Gower	☐	☐
04. Claire M. Kennedy	☐	☐	05. John A. McCluskey	☐	☐	06. Monique Mercier	☐	☐
07. Paul J. Murphy	☐	☐	08. J. Robert S. Prichard	☐	☐	09. Shaun Usmar	☐	☐

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2. Re-Appointment of Auditors

Re-appoint KPMG LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.

For ☐ Withhold ☐

3. Increase the size of the Board

To approve an amendment to the Company's articles of incorporation to increase the permitted size of the Board of Directors from ten (10) to twelve (12) directors.

For ☐ Against ☐

4. Executive Compensation

To consider, and if deemed advisable, pass a resolution to approve an advisory resolution on the Company's approach to executive compensation.

For ☐ Against ☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

GAMQ 364668 AR1

01ZIQB